UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Castlight Health, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14862Q100

(CUSIP Number)

Wendy Boufford

Assistant General Counsel

c/o SAP Labs

3410 Hillview Avenue

Palo Alto, California 94304

+1 650 849 4000 (Tel)

+1 650 843 2041 (Fax)

With a copy to:

Peter Harwich

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

+1 212 610 6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14862Q100

1.	Names of Reporting Persons SAP SE
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 4,762,658
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,762,658
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,762,658
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 14862Q100

1.	Names of Reporting Persons SAP Technologies, Inc. I.R.S. Identification Nos. of above persons (entities only). 27-3512529
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 4,762,658
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,762,658
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,762,658
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%
14.	Type of Reporting Person (See Instructions) CO

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class B common stock, par value $0.0001 per share (the “Shares”), of Castlight Health, Inc., a corporation organized and existing under the laws of Delaware (the “Issuer”). The principal executive offices of the Issuer are located at Two Rincon Center, 121 Spear Street, Suite 300, San Francisco, California 94105.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by SAP Technologies, Inc. (“SAP Technologies”) and SAP SE. SAP Technologies and SAP SE are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b) The principal business address of SAP Technologies is 3410 Hillview Avenue, Palo Alto, California 94304. The principal business address of SAP SE is Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany.

(c) SAP Technologies is a company organized under the laws of the State of Delaware and is a wholly owned indirect subsidiary of SAP SE. SAP SE is a Societas Europaea organized in the Federal Republic of Germany under German and European law. Founded in 1972, SAP today is the global leader in business application and analytics software in terms of market share and the market leader in digital commerce. Further, SAP is the enterprise cloud company with the greatest number of users and the fastest-growing major database company. Our continued growth over more than four decades is attributable to relentless innovation, a diverse portfolio, our ability to anticipate ever-changing customer requirements, and a broad ecosystem of partners. With approximately 300,000 customers in over 180 countries, the SAP group includes subsidiaries in all major countries and employs approximately 77,000 people.

(d) and (e) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Schedule A hereto, during the five years preceding the date of this Schedule 13D, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, citizenship, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) for each director and executive officer of each of the Reporting Persons are set forth in Schedule A hereto and incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 17, 2016 (the “Closing Date”), SAP Technologies acquired 4,762,658 Shares (the “Initial Shares” from the Issuer for an aggregate purchase price of US$17,955,221 (the “Purchase Price”), or $3.77 per Share (the “Investment”). SAP Technologies financed the Investment from working capital of SAP Technologies.

ITEM 4. PURPOSE OF TRANSACTION

On May 16, 2016 (the “Signing Date”), SAP Technologies and the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which SAP Technologies agreed to pay the Purchase Price in exchange for the Initial Shares and a warrant (the “Warrant”) to purchase an additional 1,905,063 Shares (the “Warrant Shares”) at an exercise price of $4.91 per Share.

The Warrant will expire four years from the date the Issuer and SAP Technologies (or one of its affiliates) enter into (1) an agreement pursuant to which the Issuer will participate in SAP SE’s “Connected Health Platform” (the “Platform Agreement”) and (2) an agreement pursuant to which SAP Technologies (or one of its affiliates) will distribute or co-market the Issuer’s solutions (the “Distribution Agreement”). If the Issuer and SAP Technologies (or one of its affiliates) do not enter into the Platform Agreement and Distribution Agreement by May 17, 2017, then the Warrant will become void.

The Shares and the Warrant were acquired by the Reporting Persons for the purpose of investment and were not intended to, and did not, affect any change in the control of the Issuer.

Under the terms of the Securities Purchase Agreement, until the earliest of (i) SAP Technologies ceasing to beneficially own at least 2% of the Issuer’s outstanding common stock for at least 90 consecutive days, (ii) May 17, 2021, (iii) the termination or expiration of the Platform Agreement or (iv) if the Issuer and SAP Technologies (or one of its affiliates) fail to enter into the Platform Agreement and the Distribution Agreement by November 17, 2016, then February 17, 2017, SAP Technologies and its affiliates are limited in their ability to acquire additional shares of capital stock with voting rights if the acquisition would increase the total percentage of beneficial ownership of the Issuer’s outstanding common stock held by SAP Technologies and its affiliates to more than 10%. SAP Technologies also agreed to certain other restrictions during that same period, including restrictions on the ability of it and its affiliates to propose to enter into a business combination with the Issuer; solicit proxies in the Issuer’s shareholder votes; seek to control the management, board of directors or policies of the Issuer; enter into voting arrangements with third parties with respect to the Issuer; or make public announcements regarding the possibility of a business combination with the Issuer or any subsidiary or division thereof.

The Securities Purchase Agreement also provides that until the earliest of (i) November 17, 2017, (ii) the termination of the Platform Agreement or (iii) if the Issuer and SAP Technologies (or one of its affiliates) fail to enter into the Platform Agreement and the Distribution Agreement by November 17, 2016, then February 17, 2017, SAP Technologies will not sell, transfer or otherwise dispose of the Shares or the Warrant Shares, subject to limited exceptions.

Copies of the Securities Purchase Agreement and the Warrant are attached hereto as Exhibits 2.1 and 2.2, respectively, and are incorporated by reference herein. The summaries of each of the Securities Purchase Agreement and the Warrant herein are qualified in their entireties by reference to the full text of the documents attached hereto as Exhibits 2.1 and 2.2, respectively.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b). SAP Technologies completed the Investment on May 17, 2016, and acquired the Initial Shares (4,762,658 Shares), which represent approximately 11.2% of the outstanding Shares. This percentage of Shares and the other percentages disclosed herein are calculated based on 42,382,263 Shares and 96,886,328 total outstanding share of common stock, as applicable, that were issued and outstanding as of May 6, 2016, which represents the most recent date for which such information was made available by the Issuer to the Reporting Persons.

SAP SE, as the indirect parent company of SAP Technologies, may be deemed to beneficially own all of the Shares held directly by SAP Technologies.

On the Closing Date, SAP Technologies also obtained the right to acquire the Warrant Shares pursuant to the terms of the Warrant. The Warrant Shares represent approximately 4.5% of the currently outstanding Shares. Vesting of the Warrant remains subject to entry by the Issuer and SAP Technologies (or one of its affiliates) into the Platform Agreement and the Distribution Agreement. The Reporting Persons are therefore not currently beneficial owners of the Warrant Shares and hereby disclaim beneficial ownership of the Warrant Shares.

As of the date of this Schedule 13D, SAP Technologies is only the record holder of the Initial Shares and neither of the Reporting Persons has the right to acquire any additional Shares, other than as described in this Item 5 and in Item 4 above. As of the date of this Schedule 13D, to the knowledge of the Reporting Persons, none of the persons listed on Schedule A hereto is the beneficial owner of any Shares.

(c) On May 13, 2016, Steve Singh sold 12,505 Shares, representing all of his interests in the Issuer, on the open market at a price of $3.26 per share, for a total of $40,766.30. All proceeds of the sale by Steve Singh were gifted to charity on May 14, 2016. Other than this transaction, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has engaged in any transaction in the Shares in the past 60 days other than as described in this Item 5 and in Item 4 above.

(d) To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale to SAP Technologies of, the Initial Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Items 4 and 5 above.

Other than an understanding that the Issuer and SAP Technologies (or one of its affiliates) will seek to enter into the Platform Agreement and Distribution Agreement, and other than the transactions contemplated by the Securities Purchase Agreement and the Warrant as described in Items 4 and 5 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among each Reporting Person and any other person or entity, including the persons listed in Schedule A hereto, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

2.1	Securities Purchase Agreement, dated as of May 16, 2016, between Castlight Health, Inc. and SAP Technologies, Inc.

2.2	Warrant issued by Castlight Health, Inc., dated as of May 17, 2016

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of May 27, 2016 that the information set forth in this statement is true, complete and correct.

SAP SE

By:	/s/ Michael Kleinemeier
Name:	Michael Kleinemeier
Title:	Authorized Signatory

By:	/s/ Jochen Scholten
Name:	Jochen Scholten
Title:	Authorized Signatory

SAP Technologies, Inc.

By:	/s/ Brian Stine
Name:	Brian Stine
Title:	Assistant Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SAP SE

The following tables set forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of each of SAP SE as of the date of this Schedule 13D. Each individual identified below as having a relationship with SAP SE has his or her business address at c/o SAP SE, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and, unless otherwise indicated below, each occupation set forth opposite such an individual’s name refers to employment with SAP SE.

Name	Relationship to SAP SE	Principal Occupation	Citizenship
Prof. Dr. h.c. mult. Hasso Plattner	Chairman of the Supervisory Board	Chairman of the Supervisory Board	Germany

Pekka Ala-Pietilä	Member of Supervisory Board	Chairman of the Board of Directors, Huhtamäki Oy, Espoo, Finland	Finland

Prof. Anja Feldmann	Member of Supervisory Board	Professor at the Electrical Engineering and Computer Science Faculty at the Technische Universitaet Berlin	Germany

Prof. Dr. Wilhelm Haarmann	Member of Supervisory Board	Attorney at Law, Certified Public Auditor and Certified Tax Advisor; Linklaters LLP, Rechtsanwaelte, Notare, Steuerberater	Germany

Prof. Dr. Gesche Joost	Member of Supervisory Board	Professor for Design Research and Head of the Design Research Lab, University of Arts Berlin	Germany

Bernard Liautaud	Member of Supervisory Board	General Partner, Balderton Capital	France

Dr. Erhard Schipporeit	Member of Supervisory Board	Independent Management Consultant	Germany

Jim Hagemann Snabe	Member of Supervisory Board	Member of Supervisory Board	Denmark

Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer	Member of Supervisory Board	Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH	Germany

Margret Klein-Magar, Vice Chairperson	Member of Supervisory Board	Employee, Vice President Head of People Principles	Germany

Panagiotis Bissiritsas	Member of Supervisory Board	Employee, Support Expert	Germany / Greece

Martin Duffek	Member of Supervisory Board	Employee, Product Manager	Slovakia

Andreas Hahn	Member of Supervisory Board	Employee, Product Expert, Industry Standards & Open Source	Germany

Lars Lamadé	Member of Supervisory Board	Employee, Head of Customer & Events GSS COO	Germany

Christine Regitz	Member of Supervisory Board	Employee, Vice President User Experience, Chief Product Expert	Germany

Name	Relationship to SAP SE	Principal Occupation	Citizenship
Robert Schuschnig-Fowler	Member of Supervisory Board	Employee, Account Manager, Senior Support Engineer	USA

Dr. Sebastian Sick	Member of Supervisory Board	Head of Company Law Unit, Hans Boeckler Foundation	Germany

Pierre Thiollet	Member of Supervisory Board	Employee, Webmaster	France

Bill McDermott	Member of Executive Board; Chief Executive Officer	Member of Executive Board; Chief Executive Officer	USA

Robert Enslin	Member of Executive Board; President of Global Customer Operations	Member of Executive Board; President of Global Customer Operations	USA

Michael Kleinemeier	Member of Executive Board; Head of Global Service & Support Organization	Member of Executive Board; Digital Business Services	Germany

Bernd Leukert	Member of Executive Board; Chief Technology Officer	Member of Executive Board; Products & Innovation	Germany

Luka Mucic	Member of Executive Board; Chief Financial Officer; Chief Operating Officer	Member of Executive Board; Chief Financial Officer	Germany

Gerhard Oswald	Member of Executive Board; Product Quality & Enablement	Member of Executive Board; Product Quality & Enablement	Germany

Stefan Ries	Member of Executive Board; Chief Human Resources Officer	Member of Executive Board; Chief Human Resources Officer	Germany

Steve Singh	Member of Executive Board; Business Network & Applications	Member of Executive Board; Business Network & Applications	USA

DIRECTORS AND EXECUTIVE OFFICERS OF SAP TECHNOLOGIES, INC.

The following tables set forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of SAP Technologies, Inc. as of the date of this Schedule 13D. Each individual identified below has his or her business address at c/o SAP Technologies, Inc., 3410 Hillview Avenue, Palo Alto, California 94304, and, unless otherwise indicated below, each occupation set forth opposite such an individual’s name refers to employment with SAP Technologies, Inc.

Name	Relationship to SAP Technologies	Principal Occupation	Citizenship
Anthony DiBartolomeo	President and Sole Director	Senior Vice President and Chief IT Officer at SAP America, Inc.	USA

Arlen Shenkman	Chief Financial Officer	Chief Financial Officer, North America at SAP America, Inc.	USA

Brad C. Brubaker	Secretary	Sr. Vice President and General Counsel, Global Field Operations at SAP America, Inc.	USA

Brian Stine	Assistant Secretary	Vice President Global Legal at SAP America, Inc.	USA

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Securities Purchase Agreement, dated as of May 16, 2016, between Castlight Health, Inc. and SAP Technologies, Inc.

2.2	Warrant issued by Castlight Health, Inc., dated as of May 17, 2016